



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Chen-Eng 212-250-1411
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2011 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2011 and supplementary schedules will promptly be made available to those Deutsche Bank Securities, Inc. members and allied members whose signatures do not appear below.

Richard Byrne
Chief Executive Officer

Mary Chen-Eng
Chief Financial Officer

Notary Public

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified in Queens County
Commission Expires Dec. 20, 2013

Subscribed and sworn to before me

this 24th day of February 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102


SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Deutsche Bank Securities Inc. and subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2011

(In thousands)

Assets		
Cash and cash equivalents	$	801,145
Cash and securities segregated for benefit of customers (includes securities at fair value of $4,280,397)		9,298,972
Securities financing transactions:		
Securities purchased under agreements to resell (includes securities at fair value of $39,736,430)		72,758,150
Securities borrowed (includes securities at fair value of $31,178,771)		58,826,840
		131,584,990
Financial instruments owned, at fair value (includes securities pledged as collateral of $61,267,643)		68,969,054
Receivables:		
Customers		1,844,585
Noncustomers		21,127,876
Brokers, dealers, and clearing organizations		2,541,200
Other		3,500,000
		29,013,661
Property, plant, and equipment (net of accumulated depreciation of $519,016)		619,357
Other assets		3,792,219
Total assets	$	244,079,398
Liabilities and Stockholder's Equity		
Securities financing transactions:		
Securities sold under agreements to repurchase (includes securities at fair value of $80,267,928)	$	129,374,546
Securities loaned (includes securities at fair value of $693,613)		41,569,261
		170,943,807
Payables:		
Customers		11,377,395
Noncustomers		1,928,765
Brokers, dealers, and clearing organizations		3,206,057
Other		9,355,940
		25,868,157
Financial instruments sold, but not yet purchased, at fair value		25,202,486
Other liabilities		3,959,343
Total liabilities		225,973,793
Commitments, contingencies and guarantees		
Subordinated liabilities		6,723,400
Stockholder's equity		11,382,205
Total liabilities and stockholder's equity	$	244,079,398

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of the Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), various exchanges, and the Securities Investor Protection Corporation (SIPC). As a futures commission merchant, the Company is registered with the Commodities Futures Trading Commission (CFTC), is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, Commodity Exchange Inc. (CME Group), ICE Futures U.S., and is a member of the National Futures Association.

The Company provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. The Company provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company also executes trading and arbitrage strategies for its own account using debt, equity, and related derivative instruments and is a primary dealer in U.S. government securities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's consolidated statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these, and other, estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2011 reflects $5.3 billion of assets and liabilities attributable to the Company's subsidiaries as well as certain elimination and reclassification adjustments which are not reflected in the Company's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2011, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain securities financing transactions. Assets and liabilities recorded at contractual amounts that approximate fair value include certain securities financing transactions, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less, except for those used for trading purposes.

(c) Cash and Securities Segregated for Benefit of Customers

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2), Regulation 30.7 and Regulation 190.01 of the Commodity Exchange Act.

(d) Financial Instruments

The "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" amounts are reflected in the consolidated statement of financial condition at fair value on a trade-date basis.

(e) Other Financial Assets and Financial Liabilities at Fair Value

In addition to "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10 (*Fair Value Option*). The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and

cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain securities financing transactions and the debt related to consolidated VIEs.

(f) Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 (*Fair Value Measurement and Disclosures*) prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

In determining fair value, the Company separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

(Continued)

- *Cash Instruments* – the Company's cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most investment-grade corporate bonds, certain mortgage products and whole loans, certain bank and bridge loans, less liquid listed equities, state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within Level 2 of the fair value hierarchy.

  Certain cash instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), certain whole loans and securities (backed by either commercial or residential real estate). The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

  Recent market conditions have increased the level of management judgment required to value cash trading instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for

relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of cash instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

- *Derivative Contracts* – derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within Level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

(Continued)

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

(g) Securities Financing Transactions

Securities financing transactions consist of the following:

- *Resale and Repurchase Agreements* – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

  As noted above, certain resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

  Reverse repurchase and repurchase balances with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20 (*Offsetting*). At December 31, 2011, the Company's reverse repurchase and repurchase balances reflected approximately $29.9 billion of netting pursuant to ASC 210-20.

  In accordance with ASC 860-30 (*Secured Borrowing and Collateral*), $56.9 billion of U.S. government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or repledge. Additionally, $104.7 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or repledge.

- *Securities Borrowed and Loaned* – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

(Continued)

As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

Securities borrowed and securities loaned balances with common counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20. At December 31, 2011, the Company's securities borrowed and securities loaned balances reflected approximately $4.1 billion of netting pursuant to ASC 210-20.

(h) Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2011, margin receivables and margin payables with the same customer are netted on the consolidated statement of financial condition in the amount of $2.6 billion. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(i) Receivables and Payables – Noncustomers

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Company. These amounts represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(j) Receivables and Payables – Other

Other receivables and payables, consisting primarily of loans receivable and payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

(k) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(l) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718 (*Share Based Payments*). Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over

the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

(m) Exchange Memberships

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

(n) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of 27 years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(o) Income Taxes

The results of the Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of its parent, the Taunus Corporation. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a standalone basis. Further, the Company is reimbursed on a current basis by its parent, the Taunus Corporation, for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC 740 (*Income Taxes*). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition.

(Continued)

(p) Variable Interest Entities

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

(q) Recent Accounting Developments

Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements*". ASU 2010-06 amends certain disclosure requirements of the FASB ASC Subtopic 820-10. This ASU provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of disaggregation and disclosures around inputs and valuation techniques.

The final amendments to the ASC became effective for annual and interim reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. That requirement became effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the Company's financial condition.

(Continued)

Reconsideration of Effective Control for Repurchase Agreements. In April 2011, the FASB issued ASU 2011-03, "*Reconsideration of Effective Control for Repurchase Agreements*". ASU 2011-03 amends ASC Topic 860, Transfers and Servicing, by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation related to that criterion. The guidance is effective for the first interim or annual period beginning on or after December 15, 2011. This ASU is not expected to have a material impact on the Company's financial condition.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. In May 2011, the FASB issued ASU 2011-04, "*Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS*". ASU 2011-04 amends ASC Topic 820, Fair Value Measurements and Disclosures. The amendments clarify the application of existing fair value measurements and disclosure requirements, change certain principles related to measuring fair value, and require additional disclosures about fair value measurements. For public companies, the guidance is effective during interim or annual periods beginning on or after December 15, 2011. For nonpublic companies, the guidance is effective for annual periods beginning after December 15, 2011. This ASU is not expected to have a material impact on the Company's financial condition.

Compensation – Retirement Benefits Multiemployer Plans (Subtopic 715-80). In September 2011, the FASB issued ASU 2011-09, "*Compensation – Retirement Benefits Multiemployer Plans (Subtopic 715-80)*". ASU 2011-09 requires that employers provide additional quantitative and qualitative disclosures for multiemployer pension plans and other postretirement benefit plans. The amended disclosures provide users with more detailed information about an employer's involvement in multiemployer pension plans including the significant multiemployer plans in which an employer participates, the level of an employer's participation in the significant multiemployer plans, the financial health of the multiemployer plans, and the nature of the employer's commitments to the plan. For public entities, the amendments in this ASU are effective for fiscal years ending after December 15, 2011. For nonpublic entities the amendments in this ASU are effective for fiscal years ending after December 15, 2012. Early adoption is permitted. Since these amended principles require only additional disclosures concerning multiemployer pension and other postretirement benefit plans, adoption will not affect the Company's financial condition.

Disclosures about Offsetting Assets and Liabilities. In December 2011, the FASB issued ASU 2011-11, "*Disclosures about Offsetting Assets and Liabilities – Balance Sheet (Topic 210)*". ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is the result of a joint project conducted by the FASB and the IASB to enhance disclosures and provide converged disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position, or subject to an enforceable master netting arrangement or similar agreement, irrespective to whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for

assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of US GAAP and those entities that prepare their financial statements on the basis of IFRS. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparable periods presented. Since these amended principles require only additional disclosures about offsetting assets and liabilities, adoption will not affect the Company's financial condition.

(3) Financial Instruments

(a) Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

		Assets	Liabilities
U.S. Treasury securities	$	18,363,432	16,492,303
U.S. Government agency obligations (excluding MBS)		30,794,174	988,678
Other mortgage backed securities		1,576,168	42,958
Asset backed securities		1,055,600	527
Other structured financial products		8,756	1,010
Other debt securities		6,530,967	2,220,391
Equities		3,129,585	3,029,093
Contractual agreements:			
Interest rate contracts		436,655	163,063
Credit contracts		69,279	745
Equity contracts		1,163,294	595,727
Futures contracts		—	160
Forward contracts		1,669,338	1,667,717
Commercial paper and money market funds		2,089,146	60
State and municipal bond obligations		2,082,660	54
Total	$	68,969,054	25,202,486

(b) *Fair Value Hierarchy*

The following table sets forth by level within the fair value hierarchy "Financial instruments owned, at fair value," "Financial instruments sold, but not yet purchased, at fair value" and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2011 (in thousands). Refer to note 2 for further information on the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Counter-party netting	Total
Assets:					
Cash equivalents	$ 318,136	—	—	—	318,136
Cash and securities segregated for benefit of customers	—	4,280,397	—	—	4,280,397
Securities financing transactions	—	104,912,864	—	(33,997,663)	70,915,201
Financial instruments owned					
U.S. Treasury securities	16,307,175	2,056,257	—	—	18,363,432
U.S. Government agency obligations (excluding MBS)	7,026	30,708,080	79,068	—	30,794,174
Other mortgage backed securities	—	780,625	795,543	—	1,576,168
Asset backed securities	—	911,003	144,597	—	1,055,600
Other structured financial products	—	8,756	—	—	8,756
Other debt securities	622,279	5,646,200	262,488	—	6,530,967
Equities	2,996,782	129,603	3,200	—	3,129,585
Contractual agreements:					
Interest rate contracts	—	398,810	460,351	(422,506)	436,655
Credit contracts	—	69,279	—	—	69,279
Equity contracts	2,282,181	5,770	9,901	(1,134,558)	1,163,294
Forward contracts	—	1,666,419	2,919	—	1,669,338
Commercial paper and money market funds	100,000	1,989,146	—	—	2,089,146
State and municipal bond obligations	4,395	1,960,328	117,937	—	2,082,660
Total financial instruments owned	22,319,838	46,330,276	1,876,004	(1,557,064)	68,969,054
Securities received as collateral (included in other assets)	—	531,960	—	—	531,960
Total assets at fair value	$ 22,637,974	156,055,497	1,876,004	(35,554,727)	145,014,748

DEUTSCHE BANK SECURITIES INC.
(A Wholly Owned Subsidiary of
Deutsche Bank AG)

Notes to Consolidated Statement of Financial Condition

December 31, 2011

	Level 1	Level 2	Level 3	Counter-party netting	Total
Liabilities:					
Securities financing transactions	$ —	114,959,204	—	(33,997,663)	80,961,541
Financial instruments sold, not yet purchased:					
U.S. Treasury Securities	16,123,828	368,475	—	—	16,492,303
U.S. government agency obligations (excluding MBS)	—	988,678	—	—	988,678
Other mortgage backed securities	—	42,958	—	—	42,958
Asset backed securities	—	271	256	—	527
Other structured financial products	—	1,010	—	—	1,010
Other debt securities	—	2,220,136	255	—	2,220,391
Equities	2,880,519	148,574	—	—	3,029,093
Contractual agreements:					
Interest rate contracts	—	577,447	8,122	(422,506)	163,063
Credit contracts	—	553	192	—	745
Equity contracts	1,720,455	9,830	—	(1,134,558)	595,727
Futures contracts	—	160	—	—	160
Forward contracts	—	1,664,798	2,919	—	1,667,717
Commercial paper and money market funds	—	60	—	—	60
State and municipal bond obligations	54	—	—	—	54
Total financial instruments sold, not yet purchased	20,724,856	6,022,950	11,744	(1,557,064)	25,202,486
Obligation to return securities as collateral (included in other liabilities)	—	531,960	—	—	531,960
Total liabilities at fair value	$ 20,724,856	121,514,114	11,744	(35,554,727)	106,695,987

(c) *Level 3 Financial Assets/Financial Liabilities*

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in thousands). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

		Beginning Balance	Realized Gains (Losses)	Unrealized Gains (losses)	Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settlements	Ending Balance
Assets:											
Financial instruments owned:											
US Government agency obligations(excluding MBS)	$	46,355	-	(279)	-	(39,057)	72,049	-	-	-	79,068
Other mortgage backed securities		884,313	(25,942)	(115,742)	170,873	(146,722)	596,133	(567,370)	-	-	795,543
Asset backed securities		408,707	-	2,964	610	(42,429)	89,348	(314,603)	-	-	144,597
Other structured financial products		14,518	-	-	-	(14,518)	-	-	-	-	-
Other debt securities		557,644	(118,058)	(37,002)	88,207	(125,194)	47,025	(150,134)	-	-	262,488
Equities		57,440	-	(471)	528	(41,458)	117	(12,955)	-	-	3,200
Contractual agreements:											
Interest rate contracts		497,826	-	(54,078)	-	-	-	-	-	16,603	460,351
Credit contracts		712	-	-	-	(712)	-	-	-	-	-
Equity contracts		4	-	-	1,913	-	7,984	-	-	-	9,901
Forward contracts		-	-	-	-	-	2,919	-	-	-	2,919
Commercial paper and money market funds		233	-	-	-	-	-	(233)	-	-	-
State and municipal bond obligations		73,289	58	(2,213)	71,018	-	-	(24,215)	-	-	117,937
Total financial instruments owned	$	2,541,041	(143,942)	(206,821)	333,148	(410,090)	815,575	(1,069,510)	-	16,603	1,876,004
Liabilities:											
Financial instruments sold,not yet purchased:											
Asset backed securities		-	-	-	(2,000)	2,000	-	256	-	-	256
Other debt securities		1,797	(424)	-	1	-	(1,373)	254	-	-	255
Equities		846	-	-	-	-	(846)	-	-	-	-
Contractual agreements:											
Interest rate contracts		41,077	-	(30,955)	(2,000)	-	-	-	-	-	8,122
Credit contracts		89	103	-	-	-	-	-	-	-	192
Equity contracts		132	-	-	-	(120)	(12)	-	-	-	-
Forward contracts		-	-	-	-	-	-	2,919	-	-	2,919
Total financial instruments sold, not yet purchased:	$	43,941	(321)	(30,955)	(3,999)	1,880	(2,231)	3,429	-	-	11,744

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011.

(d) *Financial Instruments Not Measured at Fair Value*

Certain of the Company's financial assets and liabilities, such as various securities financing transactions, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

(e) *Derivative Activities*

Derivative contracts (contractual agreements) are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC 815 (*Derivatives and Hedging*) to any of its derivative contracts.

The following table sets forth the fair value and the number of the Company's derivative contracts by major product type on a gross basis as of December 31, 2011. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in thousands, except number of contracts):

Derivative contract type		Derivative assets	Derivative liabilities	Number of contracts
Contractual agreements:				
Interest rate contracts	$	859,161	585,569	1,949
Credit contracts		69,279	745	807
Equity contracts		2,297,852	1,730,285	4,772
Futures contracts		—	160	5,167
Forward contracts		1,669,338	1,667,717	31,275
Subtotal		4,895,630	3,984,476	43,970
Counterparty netting (1)		(1,557,064)	(1,557,064)	
Total fair value	$	3,338,566	2,427,412	

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to credit support agreements.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

Credit Derivatives – the Company enters into credit derivatives, principally through credit default swaps, under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers, insurance and other financial institutions, and monoline insurers. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2011 (in millions):

	Protection sold				
	Maximum potential payout/notional				Fair value
Credit ratings of the reference obligation	Years to maturity				asset
	Less than 1	1 – 5	Over 5	Total	(liability) (1)
Single-name credit default swaps:					
AAA	$ —	29	55	84	(11)
AA	—	—	10	10	(2)
A	—	—	40	40	(9)
BBB	—	148	44	192	(15)
Noninvestment grade	—	82	251	333	(161)
	—	259	400	659	(198)
Multi-name credit default swaps:					
Noninvestment grade	$	650	2,833	3,483	(1,565)
	—	650	2,833	3,483	(1,565)
Total return swaps:					
Noninvestment grade		2	—	2	
	—	2	—	2	—
Total protection sold	$ —	911	3,233	4,144	(1,763)

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not possible.

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or

performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Total return swaps – a total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – for single-name and multi-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of approximately $3.7 billion, compared with a notional amount of approximately $4.1 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

Credit-Risk Related Contingent Features in Derivatives

For the Company's OTC derivative contracts that are with related parties, there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

(4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2011, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was approximately $531.9 million resulting from these transactions.

As of December 31, 2011, the Company has received collateral of $103.1 billion and $73.1 billion under agreements to resell and securities borrowed, respectively, of which $89.2 billion and $60.8 billion, respectively, has been re-pledged as collateral for repurchase transactions, securities lending transactions,

to meet margin requirements at clearing organizations and to facilitate short sales of customer and noncustomers.

As of December 31, 2011, in the normal course of business, the Company was in possession of collateral in the amount of $5.2 billion and $56.9 billion from customers and noncustomers, respectively, of which $3.6 billion and $34.5 billion, respectively, has been pledged for securities lending transactions, repurchase transactions and to facilitate short sales of customers and noncustomers.

(5) Securitization Activities and Variable Interest Entities

(a) Securitization Activities

The Company engages in securitization activities related to commercial and residential mortgage loans and other types of financial assets. The Company may act as an underwriter of the beneficial interests that are sold to investors. The Company derecognizes financial assets transferred in securitizations, provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. The Company generally receives cash in exchange for transferred assets.

The Company may have retained interests in transferred financial assets. These retained interests are classified as financial instruments owned in the consolidated statement of financial condition and are measured at fair value. The outstanding principal amount of the underlying collateral and fair value of retained interests transferred at December 31, 2011 were $252.5 million and $0.8 million respectively.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the Company's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions at December 31, 2011 (in thousands):

		Mortgage-backed
Fair value of retained interests	$	787
Constant prepayment rate		1.70%
Impact of 10% adverse change	$	(35)
Impact of 20% adverse change		(44)
Anticipated credit losses		14.90%
Impact of 10% adverse change	$	(98)
Impact of 20% adverse change		(104)
Discount rate		7.80%
Impact of 10% adverse change	$	(71)
Impact of 20% adverse change		(102)

(Continued)

(b) ***Variable Interest Entities***

The Company, in the ordinary course of business, creates or transacts with entities that are considered VIEs. The Company also purchases and sells variable interests in VIEs which primarily issue mortgage-backed and other asset backed securities in connection with its market making activities and making investments in VIEs that hold performing and nonperforming debt, equity and other assets. Substantially all of the consolidated assets of the VIE act as the collateral for the related consolidated liabilities.

The Company's variable interests in VIEs include senior and subordinated debt interests in mortgaged backed and asset backed securitization vehicles. The Company's exposure to the obligations of VIEs is generally limited to its interests in these entities. The Company has aggregated nonconsolidated VIEs based on the principal business activities. The following table sets forth (in thousands) the carrying amounts of assets in nonconsolidated VIEs in which the Company holds variable interests and the Company's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. In accordance with ASC 860 (*Transfers and Servicing*) and ASC 810 (*Consolidations*), the following table includes nonconsolidated VIEs in which the Company holds variable interests (and to which the Company sold assets and has continuing involvement as of December 31, 2011) that were formerly considered QSPEs prior to the adoption of these standards.

		Carrying value of variable interests held	**Maximum exposure of debt interests**
Residential mortgages	$	252,531	787
Commercial mortgages		1,260,098	1,260,098
Total	$	1,512,629	1,260,885

(Continued)

The following table sets forth the carrying amount (in thousands) and classification of the Company's assets and liabilities, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its variable interests, in consolidated VIEs. In accordance with ASC 810, the following table excludes VIEs in which the Company holds a majority of voting interest if the VIE meets the definition of a business as defined in ASC 805 and the VIE's assets can be used for purposes other than settlement of its obligations. The Company has aggregated consolidated VIEs based on principal business activity. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a nonrecourse basis.

		Asset backed securities
Assets:		
Financial instruments owned	$	234,749
Other assets		477
Total assets	$	235,226
Liabilities:		
Other payables	$	196,888
Other liabilities		313
Total liabilities	$	197,201

The Company's maximum exposure to loss presented in the preceding tables does not reflect the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2011 consist of the following (in thousands):

		Receivable	Payable
Securities failed to deliver/receive	$	957,661	796,183
Payable to clearing broker		—	2,140,456
Receivable from clearing organizations		1,369,310	—
Other		214,229	269,418
	$	2,541,200	3,206,057

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates, in part, to the above-mentioned transactions and is collateralized by securities owned by the Company.

(Continued)

(7) Receivables and Payables – Other

As of December 31, 2011, all of the Company's receivables, aggregating $3.5 billion, were with affiliates, unsecured and were overnight or short-term.

The Company maintains an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. At December 31, 2011, all but $1.4 billion of the Company's borrowings, aggregating approximately $9.4 billion, which are included in other payables in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2011, the weighted average interest rate on these borrowings was approximately 1.14%. In addition, approximately $8.0 billion of the borrowings were overnight or short-term.

(8) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related-party balances with certain of its affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties. Related party financing transactions are also discussed in notes 5 and 14.

(a) Related-Party Assets and Liabilities

The following table sets forth related-party assets and liabilities as of December 31, 2011 (in thousands):

Assets:		
Cash and cash equivalents	$	596,212
Cash and securities segregated for benefit of customers		1,803,131
Securities purchased under agreements to resell		35,489,883
Securities borrowed		4,664,899
Financial instruments owned – contractual agreements		775,038
Receivable from customers		194,935
Receivable from noncustomers		21,104,116
Receivable from brokers, dealers, and clearing organizations		243,717
Receivables – other		3,500,000
Other assets		1,663,485
	$	70,035,416

Liabilities:		
Securities sold under agreements to repurchase	$	18,884,847
Securities loaned		35,911,493
Payable to customers		1,087,171
Payable to noncustomers		1,275,404
Payable to brokers, dealers, and clearing organizations		1,175,126
Payables – other		8,012,417
Financial instruments sold – contractual agreements		441,009
Other liabilities		1,223,649
Subordinated liabilities		6,723,400
	$	74,734,516

(9) Categories of Risk

(a) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(b) Credit Risk

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis, and therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(c) Operational and Support Risk

As a major intermediary in financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include the following:

i. Operational/settlement risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must address the technological implications that will result from regulatory and market changes.

iii. Legal/documentation risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

(Continued)

iv. Financial control risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

(10) Commitments and Contingencies

(a) Commitments

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. Commitments relating to such underwritings that were open at December 31, 2011, and were subsequently settled did not have a material effect on the consolidated statement of financial condition as of that date.

Letters of Credit – the Company has $1.7 billion of uncommitted facilities with external banks permitting borrowing on an unsecured and secured basis. As of December 31, 2011, $654.0 million of this facility was utilized for letters of credit posted as margin to clearing organizations and $25.0 million was utilized for other operational purposes.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $10.3 billion and repurchase agreements of $8.7 billion, respectively, as of December 31, 2011.

Customer Margin Financing – the Company's prime brokerage business enters into term margin agreements with selected customers covering the Company's collateralized margin lending activities. Term margin agreements are formal conditional commitments between the Company and the customer whereby the Company agrees not to change the terms of its agreement without providing a specific notice period. At December 31, 2011, the Company did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Leases – the Company has entered into various noncancelable lease agreements for premises and equipment that expire through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under noncancelable leases with initial or remaining terms exceeding one year as of December 31, 2011 are presented below (in thousands):

Year ending:		
2012	$	13,142
2013		13,980
2014		13,530
2015		8,937
2016		8,729
2017 and thereafter		31,160
Total	$	89,478

Other Commitments – other compensation related commitments of the Company totaled approximately $78.7 million as of December 31, 2011.

(b) Contingencies

The Company, together with various other brokers and dealers, corporations, and individuals, has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with the conduct of its business activities that allege violations of federal and state securities laws and claim substantial damages.

In accordance with ASC 450 (*Loss Contingencies*), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company as of December 31, 2011 include but are not limited to the following:

IPO Allocation Litigation

The Company and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (IPOs) by issuers, officers and directors of issuers, and underwriters of those securities. The

Company is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. A related putative antitrust class action was finally dismissed in 2007. Among the allegations in the securities cases are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. In the securities cases, the motions to dismiss the complaints of the Company and others were denied on February 13, 2003. Plaintiffs' motion to certify six "test" cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs' amended complaints. The extent to which the court granted the motions did not affect any cases in which the Company is a defendant. Following a mediation, a settlement was reached and approved by the trial court on October 6, 2009. On October 23, 2009, an objector filed a Rule 23(f) petition with the Second Circuit, seeking leave to appeal the trial court's certification of the settlement class in connection with all 310 cases, including the cases in which the Company was named as a defendant. The plaintiffs objected, and all the underwriter defendants responded to the petition on November 2, 2009. The petition was subsequently withdrawn and substituted with an appeal of the district court's order. The appeal is currently pending before the Second Circuit.

Tax-Related Litigation

The Bank, along with certain affiliates, including the Company, and current and/or former employees (collectively referred to as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service (IRS) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Approximately 102 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims, though others remain pending against Deutsche Bank. The Bank does not expect these pending legal proceedings and unfiled claims to have a significant effect on its financial position.

Mortgage-Related and Asset Backed Securities Matters

The Bank and its affiliates, including the Company (collectively referred to as Deutsche Bank), have received subpoenas and requests for information from certain regulators and government entities

(Continued)

concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage backed securities (RMBS), collateralized debt obligations, asset backed commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the parties reported to the court that they had reached a preliminary agreement to settle the case. In response, the court closed the case without prejudice to reopening it for the purpose of concluding class action settlement procedures. A settlement agreement has not been finalized and there is no assurance that it will be. If it is, the settlement will be subject to certain terms and conditions including court approval.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. A settlement in a putative class action brought on behalf of purchasers of RMBS issued by affiliates of Wells Fargo Asset Securities Corporation received final court approval on November 14, 2011.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Assured Guaranty Municipal Corp., Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Franklin Bank S.S.B.), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), Mass Mutual Life Insurance Company , Phoenix Light SF Limited, Stichting Pensioenfonds ABP, The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co. and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights

(Continued)

may in whole or in part prove effectively unenforceable where the issuers are now in bankruptcy or otherwise defunct.

Deutsche Bank has entered into a settlement with the National Credit Union Administration (NCUA), as conservator for five failed credit unions, to resolve potential claims relating to RMBS purchased by the five credit unions. Under the terms of the settlement, which was announced by the NCUA on November 14, 2011, the Company paid $145 million.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America, and their affiliates. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims.

A number of other entities have threatened to assert claims against Deutsche Bank in connection with various RMBS Offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statute of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank.

Deutsche Bank is a defendant in an action brought by M&T Bank (M&T) in New York State Supreme Court in connection with M&T's March 2007 purchase of notes issued by Gemstone VII CDO, which was collateralized by subprime RMBS. M&T alleged that Deutsche Bank misrepresented and did not disclose the impairment of the underlying collateral for the Gemstone VII CDO; that Deutsche Bank's level of due diligence in the selection and monitoring of the underlying collateral was deficient; and that Deutsche Bank withheld from the rating agencies information regarding the deteriorating quality of the collateral. M&T asserted numerous causes of action under New York state law, including among others, fraud, negligent misrepresentation, rescission, breach of contract, and violations of New York's consumer protection statute. All claims against Deutsche Bank, except for the fraud and rescission claims, had previously been dismissed. The parties have reached a settlement and filed a stipulation of discontinuance with the court closing the case.

Deutsche Bank is a defendant in an action filed in New York State Supreme Court by eleven special purpose entities affiliated with IKB Deutsche Industriebank AG. The action concerns six CDOs backed by RMBS collateral that Deutsche Bank arranged and sold to Plaintiffs in 2006 and 2007. Plaintiffs allege that Deutsche Bank misstated and otherwise failed to disclose that these CDOs were affected by certain impairments and conflicts of interest, including impairments to the underlying collateral and the alleged involvement of certain short counterparties in the process by which collateral was selected. Plaintiffs assert numerous causes of action under New York state law, including among others, fraud, negligent misrepresentation, rescission, fraudulent conveyance and unjust enrichment.

On May 3, 2011, the United States Department of Justice (USDOJ) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended

complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG, DB Structured Products, Inc., MortgageIT, Inc. and the Company submitted false certifications to the Department of Housing and Urban Development's Federal Housing Administration (FHA) concerning MortgageIT, Inc.'s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S. $368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the government seeks over U.S. $1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint. Following a hearing on December 21, 2011, the court ordered granted the USDOJ leave to file a second amended complaint, which currently is due on or before February 27, 2012.

Auction Rate Securities

The Bank and the Company, including a division of the Company, have been named as defendants in 21 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Of those 21 actions, seven are pending and fourteen have been resolved and dismissed with prejudice.

The Bank and the Company have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, the Bank and its subsidiaries entered into agreements in principle with the New York Attorney General's Office (NYAG) and the North American Securities Administration Association (NASAA), representing a consortium of other states and U.S. territories, pursuant to which the Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from the Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from the Bank and its subsidiaries; to pay an aggregate penalty of $15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the SEC that incorporated the terms of the agreements in principle with the states. DBSI has since entered into settlement orders and paid the applicable share of the $15 million penalty to all but one of the states and territorial agencies.

Trust Preferred Securities

The Bank and certain of its affiliates and officers, including the Company, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants' motion to dismiss. Defendants

have moved for reconsideration of the portion of the decision denying the motion to dismiss. On September 20, 2011, plaintiffs filed a second amended complaint, which no longer includes claims based on the October 2006 issuance of securities.

Aravali

The Company has been named as a respondent in 25 arbitrations seeking damages allegedly sustained from investments in the Aravali Fund (Aravali), a third-party hedge fund sold by the Company to retail clients. Aravali used a high degree of leverage in investing in municipal bonds to generate return and income, leverage that led to the collapse of the fund when the municipal bond market suffered a decline in the fall of 2008. Five of the arbitrations are pending, and twenty of the arbitrations have concluded or have been resolved and have been or will soon be dismissed with prejudice.

Themis

The Company has been named as a respondent in 16 arbitrations seeking damages for losses sustained through a put spread options investment strategy directed by an independent registered investment advisor, Themis Asset Strategies LLC (Themis), whose principal Derek Clark was a client advisor at the Company from 2002-2005. Claimants include direct clients of Themis, for whom the Company performed execution and custody services; customers of the Company, who participated in the trading program through the Company's referral program; and a non-customer whose trades were executed through the Company's options desk and delivered to another firm. The put spread options strategy experienced a severe decline during the market turmoil of October 2008, and the Company discontinued its referral arrangement with Themis in November 2008. Five of the arbitrations are pending and eleven have been resolved and dismissed with prejudice.

Qu v. DBSI

The Company has been named as respondent in an arbitration alleging that the Company failed to sell an equity position held by the claimant, Dr. Xiaohua Qu (the Chief Executive Officer of Canadian Solar), in accordance with the terms of a Rule 10b5-1 sales plan agreement. Claimant seeks compensatory damages in excess of $10 million plus punitive damages and costs and fees. There is no hearing date scheduled.

MF Global Litigations

The Company, along with numerous other securities firms and individuals, has been named as a defendant in two class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits are purportedly brought on behalf of investors in certain debt securities issued by MF Global Holdings Ltd. The Company is being sued as an underwriter for two of the three debt offerings that are the subject of the lawsuits. The two complaints, which are substantially similar, allege material misstatements and omissions in a registration statement and prospectuses. The parties are awaiting appointment of a lead plaintiff and class counsel.

(Continued)

(11) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC 460 (*Guarantees*). Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually,

in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The table below summarizes certain information regarding the Company's credit default swap derivative contracts that meet the definition of a guarantee as of December 31, 2011 (in millions):

Type of guarantee		Maximum potential payout/ notional years to maturity Less than 1	1 – 5	Over 5	Total	Amount (asset/ liability)	Collateral/ recourse
Notional amount of derivative contracts	$	—	909	3,233	4,142	(1,762)	—

(12) Retirement Plans

(a) *Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) *Postretirement Welfare Plan*

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) *Defined Contribution Plan – Matched Savings Plan*

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) Share Based Compensation

The Company participates in various share-based compensation plans of the Bank, including the DB Equity Plan, DB Share Scheme and the Restricted Equity Units Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from one to five years.

The Bank adopted the guidance in ASC 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of tranches for those awards delivered in tranches. The timing of expense recognition relating to grants which, due to early retirement provisions, include a normal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2011, the Company was allocated a gain of approximately $135.4 million related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(e) Cash Retention Plan

The company participates in cash retention plans of the Bank, including the DB Restricted Cash Plan and the DB Restricted Incentive Plan. As a rule of the DB Restricted Cash Plan the awards are only paid out to the employee if there is a non-terminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The award consists of three tranches each amounting to one third of the original grant volume. The first tranche vested in early 2010 and was paid out, net of any forfeiture during the course of 2009 according to the terms and conditions of the plan. The two remaining tranches vest in early 2011 and early 2012, respectively. Each tranche is expensed over its vesting period.

The DB Restricted Incentive Plan consists of three tranches each amounting to one third of the grant volume. The tranches vest in early 2011, 2012 and 2013. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(13) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2011 were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	662,857
State and local tax net operating losses		1,923
Deferred book gain		175,845
Capital loss carryforward		11,404
Depreciation		70,427
Litigation and other reserves		101,515
Pension and post retirement benefits		28,906
Other		270,720
Gross deferred tax assets		1,323,597
Valuation allowance		(11,404)
Deferred tax assets, net of valuation allowance		1,312,193
Deferred tax liabilities:		
Other		(121,210)
Gross deferred tax liabilities		(121,210)
Net deferred tax assets	$	1,190,983

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's various strategic initiatives.

In accordance with ASC 740, a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2011	$	204,060
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		5,481
Reductions for tax positions of prior years		(137,588)
Settlements		(20,119)
Balance at December 31, 2011	$	51,834

The effect of the unrecognized tax benefits of $51.8 million, if recognized, would impact the effective tax rate of the Company.

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2001, and the U.S. federal jurisdiction, for years after 2003.

Pursuant to ASC 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit is realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC 718. During 2011, a tax shortfall of $20.5 million occurred, which was the result of the tax deduction being less than the cumulative book compensation cost. This is reflected as a decrease in stockholder's equity and the Company's pool of tax benefits (APIC pool).

(14) Subordinated Liabilities

The Company has an $8.0 billion revolving note and cash subordination agreement with Deutsche Bank Trust Corp., an affiliated entity. The agreement has a maturity date of November 15, 2012 and at December 31, 2011, approximately $6.7 billion of the facility was outstanding, all of which is approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that the outstanding subordinated liabilities are required for the Company's continued compliance with its regulatory net capital requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving note and cash subordination agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 30 basis points. At December 31, 2011, the interest rate on this facility was .58%. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

(15) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

(Continued)

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2011, the Company had net capital of approximately $8.1 billion, which was 105.88% of aggregate debit balances, and approximately $7.5 billion in excess of required minimum net capital.

As a clearing broker and in accordance with SEC Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2011, securities aggregating $1.4 million were segregated on behalf of introducing broker-dealers.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2011, the Company had $4.2 billion of cash and $1.6 billion of U.S. Government securities segregated in the special reserve bank account.

The Company, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. As of December 31, 2011, segregated funds exceeded such requirement by $430.0 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Company had secured funds held in separate accounts for foreign denominated positions that exceeded such requirements by $299.1 million. Also, pursuant to Regulation 190.01 of the CFTC, the Company is required to compute a Sequestration Requirement for customer cleared OTC derivatives. As of December 31, 2011, the Company had excess funds in sequestration of $5.6 million.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5 and Regulation 1.16

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements of Deutsche Bank Securities Inc. and Subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2012